Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 000-51551

The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the companies’ management. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX Pharmaceuticals, Inc. (“EPIX”) or Predix Pharmaceuticals Holdings, Inc. (“Predix”), and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the belief that the patent issued to Predix affirms Predix’s ability to synthesize and develop novel drugs that modulate promising new G-protein coupled receptor (GPCR) drug targets, such as the 5-HT2B receptor; the expectation Predix will advance the clinical development of PRX-08066 into Phase IIa later this year; the belief that PRX-08066 is the first 5-HT2B selective antagonist under development for pulmonary hypertension (PH); the design of PRX-08066 to provide both symptomatic improvement — through selective dilation of diseased pulmonary blood vessels — and to also slow disease progression — by inhibiting the thickening of the pulmonary artery vessels; the belief that PRX-08066 is selective for pulmonary vessels, showing no effect on systemic blood pressure; the indication from preliminary results of a Phase Ib clinical trial that in a human model for PH, PRX-08066 significantly reduces pulmonary artery blood pressure during hypoxic exercise, without affecting systemic blood pressure; the exploration of other potential indications targeting the 5-HT2B receptor, such as the treatment of irritable bowel syndrome and other diseases in which this receptor may play a key role; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006 and the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the SEC.

EPIX and Predix undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON MAY 3, 2006.

NEWS RELEASE

FOR IMMEDIATE RELEASE
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841

PREDIX RECEIVES PATENT ON NOVEL 5-HT RECEPTOR ANTAGONISTS AND THE RELATED TREATMENT OF
DISORDERS ASSOCIATED WITH SEROTONIN ACTION

LEXINGTON, Mass., May 3, 2006 – Predix Pharmaceuticals, who recently announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX), announced today that the United States Patent and Trademark Office has issued to Predix patent number 7,030,240 B2 ‘piperidinylamino-thieno[2,3-d]pyridimine compounds’. This patent includes claims to the composition of matter, synthesis and use of 5-HT receptor antagonists in the treatment, modulation or prevention of physiological conditions associated with serotonin action, such as in treating vascular disorders (e.g., angina, pulmonary hypertension, migraine). Predix’s novel 5-HT2B antagonist, PRX-08066, is covered under this patent.

“This patent affirms Predix’s ability to synthesize and develop novel drugs that modulate promising new G-protein coupled receptor (GPCR) drug targets, such as the 5-HT2B receptor. Predix’s proprietary in silico technology and discovery engine combined with our medicinal chemistry expertise enabled this discovery, and we look forward to continuing to advance the clinical development of PRX-08066 into Phase IIa later this year,” stated Michael G. Kauffman, M.D., Ph.D., president and CEO of Predix.

About PRX-08066
Discovered and designed using its proprietary structure-based drug discovery technology and approach, Predix is developing PRX-08066 for the treatment of pulmonary hypertension (PH). PRX-08066 was designed to provide both symptomatic improvement — through selective dilation of diseased pulmonary blood vessels — and to also slow disease progression — by inhibiting the thickening of the pulmonary artery vessels. Predix believes that PRX-08066 is the first 5-HT2B selective antagonist under development for PH. The 5-HT2B receptor represents a novel target for the treatment of PH, as it has been linked to both pulmonary vasoconstriction, as well as the smooth muscle hypertrophy found in pulmonary vessels during pulmonary hypertension of various types. Unlike many commonly used vasodilators, Predix believes that PRX-08066 is selective for pulmonary vessels, showing no effect on systemic blood pressure.

PRX-08066 has demonstrated selective pulmonary vasodilation in both acute and chronic animal models of PH, as well as potential disease-modifying effects in in vitro biochemical pathway studies. The recently announced preliminary results of a Phase Ib clinical trial indicate that in a human model for PH, PRX-08066 significantly reduces pulmonary artery blood pressure during hypoxic exercise, without affecting systemic blood pressure.

Predix has completed three Phase I clinical trials of PRX-08066 in healthy volunteers, including a Phase Ib trial in athletes conditioned to exercise at high altitudes with PH that has been induced by low oxygen breathing conditions.

Predix is also exploring other potential indications targeting the 5-HT2B receptor, such as the treatment of irritable bowel syndrome and other diseases in which this receptor may play a key role.

About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced three internally discovered drug candidates into clinical trials and has six additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. Predix has two other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa later this year; and PRX-08066 for the treatment of pulmonary hypertension (PH), which recently completed a Phase Ib trial and is expected to enter Phase IIa in mid-2006. Additional information about Predix can be found on the company’s website at www.predixpharm.com.

Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.

EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.
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EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.